Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund February 2011 Update

March 18, 2011

Supplement dated March 18, 2011 to Prospectus dated April 1, 2010

Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.3%	1.7%	$65.3M	$1,514.32
B	2.2%	1.6%	$634.2M	$1,291.38
Legacy 1	2.4%	2.0%	$7.0M	$1,045.59
Legacy 2	2.3%	2.0%	$9.0M	$1,039.71
Global 1	2.0%	1.2%	$12.0M	$996.57
Global 2	2.0%	1.2%	$20.8M	$989.84
Global 3	1.8%	0.8%	$166.7M	$953.90

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Commodities: Corn markets underwent a sharp rally after the United States Department of Agriculture issued a report which forecasted tight U.S. supplies. Soybean prices declined due to expectations of bullish supply and slowing international demand. In the livestock markets, prices for lean hogs moved higher following the largest increase in pork demand by China since the early 1980’s.

Currencies: Safe-haven currencies including the Japanese yen and Swiss franc strengthened amidst growing instability in the Middle East. Optimistic comments by the Reserve Bank of Australia provided bullish support to the Australian dollar, moving the currency higher against foreign counterparts.

Energy: Crude oil markets rose in excess of 6% in February as speculators perceived escalating violence in the Middle East as a threat to crude oil production in the region. Warm weather forecasts in the U.S. put substantial pressure on the natural gas markets, moving prices sharply lower.

Equities: Global equity markets generally moved higher in February as declines in U.S. jobless estimates fueled investor sentiment. The Japanese Nikkei 225 rallied due to strong earnings reports from several key Japanese firms. Hong Kong’s Hang Seng index, however, moved lower due to uncertainty surrounding the impact of rising Chinese interest rates on the nation’s economy.

Fixed Income: U.S. Treasury Bonds finished higher in February, following a late-month rally caused by instability in the Middle East. Unsure of the overall effects of recent upheaval in Libya, many investors shifted their focus to safe-haven fixed-income products.

Metals: Precious metals markets benefitted from increased risk-aversion. Safe-haven buying resulted in a 6% and 20% respective price increase in the gold and silver markets. Base metal prices finished slightly higher due to bullish industrial demand forecasts early in the month.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended February 28, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$13,556,427	$16,236,425
Change In Unrealized Income (Loss)	14,923,164	12,770,383
Brokerage Commission	-100,271	-306,662
Exchange, Clearing Fee and NFA Charges	-123,626	-260,009
Other Trading Costs	-879,317	-1,668,212
Change in Accrued Commission	-58,244	-57,340
Net Trading Income (Loss)	27,318,133	26,714,585

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$233,133	$432,252
Interest, Other	88,656	184,748
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	27,639,922	27,331,585

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	3,456,074	3,949,562
Operating Expenses	193,577	382,038
Organization and Offering Expenses	221,263	436,638
Brokerage Expenses	4,627,888	9,143,654
Total Expenses	8,498,802	13,911,892

Net Income (Loss)	$19,141,120	$13,419,693

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$891,723,022	$891,912,771
Additions	10,916,514	23,135,101
Net Income (Loss)	19,141,120	13,419,693
Redemptions	-6,871,927	-13,558,836
Balance at FEBRUARY 28, 2011	$914,908,729	$914,908,729

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,514.324	43,093.41870	$65,257,406	2.26%	1.72%
B	$1,291.376	491,072.83453	$634,159,681	2.20%	1.61%
Legacy 1	$1,045.585	6,652.54885	$6,955,804	2.37%	2.02%
Legacy 2	$1,039.706	8,617.17279	$8,959,330	2.33%	1.95%
Global 1	$996.565	12,088.86945	$12,047,342	2.00%	1.24%
Global 2	$989.837	21,050.68938	$20,836,741	1.99%	1.21%
Global 3	$953.904	174,747.58293	$166,692,425	1.76%	0.83%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President

For Dearborn Capital Management, LLC

General Partner of Grant Park Futures Fund, Limited Partnership